                      PLATINUM UNDERWRITERS HOLDINGS, LTD.
                             The Belvedere Building
                               69 Pitts Bay Road
                            Pembroke, Bermuda HM 08

                                                                 August 26, 2005

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Registration Statement on Form S-4
     File Number: 333-126883 (the "S-4")
     -------------------------------------------

Dear Mr. Riedler:

     The following information is provided by Platinum Underwriters Holdings, Ltd. ("Platinum Holdings") in response to the comments issued by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") by letter dated August 10, 2005 (the "Comment Letter") as a result of the Staff's examination of the above-referenced document.

     Platinum Holdings is filing herewith pre-effective Amendment No. 1 to the Form S-4 ("Amendment No. 1"). Amendment No. 1 has been updated in response to the Comment Letter and to include information as of and for the six-month period ended June 30, 2005. For convenience of the Staff, the Staff's comments are included herein in bold followed by our responses. All page references are to pages of the clean version of Amendment No. 1, which includes the prospectus as revised.

     We received a separate comment letter (the "10-K Comment Letter") on our Annual Report on Form 10-K for the Year Ended December 31, 2004 (the "10-K"). For ease of reference, a copy of our response dated August 15, 2005 to the 10-K Comment Letter is attached hereto as Appendix I. In such response, we had proposed including the additional disclosure requested in both the Comment Letter and the 10-K Comment Letter in the S-4, as well as in our Annual Report on Form 10-K for the Year Ended December 31, 2005 and, where appropriate, our Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2005, and all of our subsequent filings pursuant to the Securities Exchange Act of 1934, in each case as appropriate. In discussions with the Staff occurring subsequent to our submission of the response to the 10-K Comment Letter, members of the Staff indicated a preference that we also amend the 10-K as requested in the 10-K Comment Letter. In addition, we note that Ms. Dana Hartz of the Staff spoke to the undersigned on August 24, 2005 and asked for certain clarifications in the disclosure we provided in our response to the 10-K Comment Letter. We will be working with Ms. Hartz with respect to supplying that additional disclosure.


     While we still intend to follow the coordinated approach outlined in our response to the 10-K Comment Letter, we would like to advise the Staff that we now also intend to amend the 10-K as requested by the Staff and to amend our Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2005, in addition to including additional disclosure in each of the filings as previously proposed, in each case in response to the comments received in both the Comment Letter, the 10-K Comment Letter and subsequent discussions with the Staff, as appropriate. We would propose not to amend our Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005.


     In order facilitate this coordinated approach, we are sending a copy of this response to each of Jim B. Rosenberg, Dana Hartz and Joseph Roesler, the members of the Staff who reviewed the 10-K. In addition, to facilitate your review, we are sending to you, as well as to Song Brandon and to Suzanne Hayes, five revised, clean courtesy copies of Amendment No. 1, five courtesy copies of Amendment No. 1, marked to show changes from the S-4 as filed on July 26, 2005 and five copies of this response by Federal Express today.

Form 10-K for the Fiscal Year Ended December 31, 2004

     1. WE WILL BE MONITORING THE ACCOUNTING DISCLOSURE IN THE FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2004 FOR PLATINUM UNDERWRITERS HOLDINGS, LTD. YOU WILL BE RECEIVING OUR ACCOUNTING COMMENTS UNDER SEPARATE COVER. ALL COMMENTS WILL NEED TO BE FULLY RESOLVED BEFORE WE TAKE FINAL ACTION ON THE REGISTRATION STATEMENT.


           We have responded to the accounting comments on the 10-K in a letter to the Staff dated August 15, 2005. We intend to resolve all comments received from the Staff. We acknowledge that all comments will need to be fully resolved before the Staff will take final action on the S-4.


Form S-4

     2. WE REFER YOU TO YOUR REGISTRATION STATEMENT ON FORM S-1 (NO. 333-86906) THAT WENT EFFECTIVE ON OCTOBER 28, 2002. IN THAT S-1, IT APPEARS YOU WERE OFFERING UNIT SECURITIES WHICH INCLUDED AN OWNERSHIP INTEREST IN A SENIOR NOTE OF PLATINUM UNDERWRITERS FINANCE, INC. IT IS UNCLEAR TO US WHY PLATINUM UNDERWRITERS FINANCE HAS NOT BEEN FILING PERIODIC REPORTS SINCE THE EFFECTIVENESS OF THAT FORM S-1. PLEASE PROVIDE US WITH AN ANALYSIS AS TO HOW YOU DETERMINED PLATINUM UNDERWRITERS FINANCE WAS NOT REQUIRED TO FILE ANY PERIODIC REPORTS FOLLOWING THE EFFECTIVENESS OF THE FORM S-1 REFERENCED ABOVE.


           Our analysis leading to a determination that Platinum Underwriters Finance, Inc. ("Platinum Finance") was not required to file periodic reports following the effectiveness of the Form S-1 referenced by the Staff in this paragraph 2, is based on Rule 12h-5 under the Securities Exchange Act of 1934 (the "Exchange Act"). Rule 12h-5 provides an exemption from the requirements of Section 13(a) or 15(d) of the Exchange Act for subsidiary issuers of guaranteed securities.


           We believe this exemption applies to Platinum Finance because the senior notes which formed a part of the equity security units issued pursuant to the Form S-1 were fully guaranteed by Platinum Finance's parent, Platinum Holdings. However, we acknowledge that reliance upon such exemption requires compliance with Rule 3-10 of Regulation S-X and, more specifically, due to Platinum Finance's status as an operating subsidiary, Rule 3-10(c)(4). In the course of preparing this response we determined that the footnote containing consolidating financial information as required by Rule 3-10(c)(4) was inadvertently omitted from Platinum Holdings' financial statements. Exhibit A hereto contains the required information which we propose to include in a footnote to the financial statements included in the S-4 as well as in the 10-K. We also intend to include such information in our Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2005 and to continue to include such information in our subsequent public filings as appropriate.


General

     3. WE NOTE THAT YOU ARE REGISTERING THE EXCHANGE NOTES IN RELIANCE ON STAFF'S POSITION SET FORTH IN EXXON CAPITAL HOLDINGS CORPORATION (MAY

           13, 1988), MORGAN STANLEY & CO. INCORPORATED (JUNE 5, 1991), AND SHEARMAN & STERLING (JULY 2, 1993). ACCORDINGLY, WITH YOUR NEXT FILING, PLEASE PROVIDE US WITH A SUPPLEMENTAL LETTER STATING YOU ARE REGISTERING THE EXCHANGE OFFER IN RELIANCE ON STAFF'S POSITION CONTAINED IN THESE NO-ACTION LETTERS. ALSO INCLUDE IN THE SUPPLEMENTAL LETTER THE REPRESENTATIONS CONTAINED IN THE MORGAN STANLEY AND SHEARMAN & STERLING NO-ACTION LETTER.

           As requested, we have provided the supplemental letter with Amendment No. 1.

Financial Statements

     4. IT APPEARS YOUR REGISTRATION STATEMENT IS LACKING SOME OF THE INFORMATION REQUIRED BY RULE 310(C)(4) OF REGULATION S-X. PLEASE PROVIDE US WITH ANALYSIS AS TO HOW YOU HAVE COMPLIED WITH RULE 310(C)(4) OF REGULATION S-X FOR THIS REGISTRATION STATEMENT.

           Please see our response to comment 2 above. We have included the information required by Rule 3-10(c)(4) in Exhibit A hereto which we propose to include in a footnote to the financial statements included in the S-4 as well as in the 10-K. We also intend to include such information in our Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2005 and to continue to include such information in our subsequent public filings as appropriate.

Signature Page

     5. YOUR PRINCIPAL FINANCIAL OFFICER AND EITHER A CONTROLLER OR CHIEF ACCOUNTING OFFICER MUST SIGN THE REGISTRATION STATEMENT. YOUR NEXT AMENDMENT AND ALL SUBSEQUENT AMENDMENTS MUST CONTAIN THIS SIGNATURE. IF A PERSON ACTS IN MORE THAN ONE OF THESE CAPACITIES, THE SIGNATURE PAGE MUST INDICATE ALL OF THE CAPACITIES IN WHICH THEY ARE SIGNING. PLEASE REVISE YOUR SIGNATURE PAGE ACCORDINGLY.

           We have revised the signature page to Amendment No. 1.

                              *       *     *   *

If you have any questions regarding these responses or any further comments, please contact the undersigned at (441) 295-7195.

Very truly yours,

/s/  Joseph F. Fisher

Joseph F. Fisher
Executive Vice President
and Chief Financial Officer

Enclosures
Copy (w/encl) to Song Brandon
                 Suzanne Hayes
                 Jim B. Rosenberg
                 Dana Hartz
                 Joseph Roesler

                                                                      APPENDIX I

                      PLATINUM UNDERWRITERS HOLDINGS, LTD.
                             The Belvedere Building
                                69 Pitts Bay Road
                             Pembroke, Bermuda HM 08


                                          August 15, 2005



Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance


Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549


   Re:  Form 10-K for the Year Ended December 31, 2004
   File Number: 001-31341 (the "2004 10-K")

Dear Mr. Rosenberg:

            The following information is provided by Platinum Underwriters Holdings, Ltd. ("Platinum Holdings") in response to the comments issued by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") by letter dated August 3, 2005 (the "Comment Letter") as a result of the Staff's examination of the above-referenced document.

            For ease of reference, the Staff's comments are included herein in bold followed by our responses. In response to the Staff's request to provide additional disclosure regarding certain aspects of our business, results of operations and financial condition, we have furnished as exhibits hereto relevant excerpts from our 2004 10-K to which we have added the requested disclosure as highlighted.

            We note that you have requested that we amend our 2004 10-K to provide the additional disclosure requested. In that regard, please be advised that we received a separate comment letter (the "Second Comment Letter") on a Registration Statement on Form S-4 that we filed with the Securities and Exchange Commission on July 26, 2005 (File Number 333-126883) (the "S-4"), a copy of which is attached hereto for your convenience as Appendix I. We propose that, rather than amend our 2004 10-K, we include the additional disclosure requested in the Comment Letter in a pre-effective amendment to our S-4, along with the additional disclosure requested in the Second Comment Letter. We would also include such disclosure in our Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2005, our Annual Report on Form 10-K for the Year Ended December 31, 2005, and all of our subsequent filings pursuant to the Securities Exchange Act of 1934, in each case as appropriate.

            In order facilitate this coordinated approach, we are sending a copy of this response to each of Jeffrey P. Riedler, Song Brandon and Suzanne Hayes, the members of the Staff who reviewed the S-4. In addition, to facilitate your review, we are sending to you, as well as to Dana Hartz and to Joseph Roesler, five copies of this response by Federal Express today.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

BUSINESS

FINITE RISK, PAGE 10

1. WE NOTE FROM YOUR DISCLOSURE THAT YOU OFFER FINITE REINSURANCE AND BELIEVE IT CAN BE EXPANDED UPON. PLEASE DISCLOSE FOR EACH MAIN CATEGORY OF FINITE RISK CONTRACTS:

      a. THE ECONOMIC BENEFIT THAT YOU ARE ATTEMPTING TO PROVIDE TO THE CEDING COMPANIES.

      b.    WHETHER THE PROTECTION IS PROSPECTIVE OR RETROSPECTIVE.

      c. ANY PROVISIONS IN THE CONTRACTS AND/OR TREATIES THAT ARE NOT USUALLY INCLUDED IN A STANDARD REINSURANCE CONTRACT (I.E. CERTAIN RISK MITIGATION FEATURES).

            In response to the comments set forth in this paragraph 1, we have included additional disclosure in the excerpt from our 2004 10-K set forth in Exhibit A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES

PREMIUMS, PAGE 35

2. WE BELIEVE YOUR DISCLOSURE IN MANAGEMENT'S DISCUSSION AND ANALYSIS REGARDING THE ESTIMATE OF ASSUMED PREMIUM ON YOUR REINSURANCE BUSINESS COULD BE IMPROVED TO BETTER EXPLAIN THE JUDGMENTS AND UNCERTAINTIES SURROUNDING THIS ESTIMATE AND THE POTENTIAL IMPACT ON YOUR FINANCIAL STATEMENTS. ACCORDINGLY, PLEASE REVISE MD&A TO INCLUDE THE FOLLOWING
      INFORMATION:

      a. DISCUSS THE KEY ASSUMPTIONS USED TO ARRIVE AT MANAGEMENT'S BEST ESTIMATE OF THE PREMIUMS WRITTEN BUT NOT REPORTED ESTIMATE AND THE PREMIUMS EARNED BUT NOT REPORTED ESTIMATE, AND WHAT SPECIFIC FACTORS LED MANAGEMENT TO BELIEVE EACH ASSUMED PREMIUM ESTIMATES ARE THE MOST REALISTIC.

      b. INCLUDE QUANTIFIED AND NARRATIVE DISCLOSURE FOR EACH OF YOUR PREMIUM ESTIMATES OF THE IMPACT THAT REASONABLY LIKELY CHANGES IN ONE OR MORE OF THE VARIABLES (I.E. METHODOLOGY AND/OR ASSUMPTIONS USED) WOULD HAVE ON REPORTED RESULTS, FINANCIAL POSITION AND LIQUIDITY.

      c. DISCLOSE THE PROVISION FOR DOUBTFUL ACCOUNTS THAT IS RECORDED RELATED TO THE ASSUMED PREMIUM ESTIMATE.

            In response to the comments set forth in this paragraph 2, we have included additional disclosure in the excerpt from our 2004 10-K set forth in Exhibit B.

UNPAID LOSSES AND LAE, PAGE 36

3. WE NOTE THAT YOU SET YOUR CLAIM RESERVES FOR ASSUMED REINSURANCE OPERATIONS BASED UPON INFORMATION RECEIVED FROM THE CEDANT. AS THIS APPEARS TO POSE A POTENTIAL FOR A HIGHER DEGREE OF UNCERTAINTY IN ESTABLISHING THE ESTIMATE OF ASSUMED LOSS RESERVES AS COMPARED TO DIRECT LOSS RESERVES, PLEASE EXPAND THE DISCLOSURE IN THE CRITICAL ACCOUNTING ESTIMATES SECTION OF MD&A RELATED TO THIS UNCERTAINTY. ACCORDINGLY, PLEASE REVISE MD&A TO INCLUDE THE FOLLOWING INFORMATION:

      a. INCLUDE IN THIS DISCLOSURE THE RISKS ASSOCIATED WITH MAKING THIS ESTIMATE AND THE EFFECTS AND EXPECTED EFFECTS THIS UNCERTAINTY HAS OR WILL HAVE ON MANAGEMENT'S JUDGMENTS AND ASSUMPTIONS IN ESTABLISHING THE ASSUMED LOSS RESERVE;

      b. THE NATURE AND EXTENT OF THE INFORMATION RECEIVED FROM THE CEDANTS RELATED TO POLICIES, CLAIMS, UNEARNED PREMIUMS AND LOSS RESERVES;

      c. THE TIME LAG FROM WHEN CLAIMS ARE REPORTED TO THE CEDANT TO WHEN THE CEDANT REPORTS THEM TO THE COMPANY AND WHETHER, HOW, AND TO WHAT EXTENT THIS TIME LAG EFFECTS THE LOSS RESERVE
            ESTIMATE;

      d. HOW MANAGEMENT USES THE INFORMATION RECEIVED FROM THE CEDANTS IN ITS DETERMINATION OF ITS ASSUMED LOSS RESERVES, WHETHER REINSURANCE INTERMEDIARIES ARE USED TO TRANSACT AND SERVICE REINSURANCE POLICIES, AND HOW THAT IMPACTS THE LOSS RESERVING METHODOLOGY;

      e. THE AMOUNT OF ANY BACKLOG RELATED TO THE PROCESSING OF ASSUMED REINSURANCE INFORMATION, WHETHER THE BACKLOG HAS BEEN RESERVED FOR IN THE FINANCIAL STATEMENTS AND, IF APPLICABLE, WHEN
            THE BACKLOG WILL BE RESOLVED;

      f. WHAT PROCESS MANAGEMENT PERFORMS TO DETERMINE THE ACCURACY AND COMPLETENESS OF THE INFORMATION RECEIVED FROM THE CEDANTS;

      g. HOW MANAGEMENT RESOLVES DISPUTES WITH CEDANTS, HOW OFTEN DISPUTES OCCUR, AND THE MAGNITUDE OF ANY CURRENT, MATERIAL DISPUTES; AND

      h. WHETHER MANAGEMENT USES HISTORICAL LOSS INFORMATION TO VALIDATE ITS EXISTING RESERVES AND/OR AS A MEANS OF NOTICING UNUSUAL TRENDS IN THE INFORMATION RECEIVED FROM THE CEDANTS.

            In response to the comments set forth in this paragraph 3, we have included additional disclosure in the excerpt from our 2004 10-K set forth in Exhibit B.

4. WE BELIEVE YOUR DISCLOSURE IN MANAGEMENT'S DISCUSSION AND ANALYSIS REGARDING THE RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSES COULD BE IMPROVED TO BETTER EXPLAIN THE JUDGMENTS AND UNCERTAINTIES SURROUNDING THIS ESTIMATE AND THE POTENTIAL IMPACT ON YOUR FINANCIAL STATEMENTS. WE BELIEVE THAT DISCLOSURES EXPLAINING THE LIKELIHOOD THAT MATERIALLY DIFFERENT AMOUNTS WOULD BE REPORTED UNDER DIFFERENT CONDITIONS OR USING DIFFERENT ASSUMPTIONS IS CONSISTENT WITH THE OBJECTIVE OF MANAGEMENT'S DISCUSSION AND ANALYSIS. ACCORDINGLY, PLEASE REVISE MD&A TO INCLUDE THE FOLLOWING INFORMATION FOR EACH OF YOUR LINES OF BUSINESS:

      a. PLEASE DISCLOSE THE RESERVES ACCRUED AS OF THE LATEST BALANCE SHEET DATE PRESENTED. THE TOTAL OF THESE AMOUNTS SHOULD AGREE TO THE AMOUNT PRESENTED ON THE BALANCE SHEET.

            In response to the comment set forth in this paragraph 4.a, we have included additional disclosure in the excerpt from our 2004 10-K set forth in Exhibit B.

      b. PLEASE DISCLOSE THE RANGE OF LOSS RESERVE ESTIMATES AS DETERMINED BY YOUR ACTUARIES. INCLUDE THE KEY ASSUMPTIONS USED TO ARRIVE AT MANAGEMENT'S BEST ESTIMATE OF LOSS RESERVES WITHIN THAT RANGE AND WHAT SPECIFIC FACTORS LED MANAGEMENT TO BELIEVE THIS AMOUNT RATHER THAN ANY OTHER AMOUNT WITHIN THE RANGE REPRESENTED THE BEST ESTIMATE OF INCURRED LOSSES. INCLUDE QUANTIFIED AND NARRATIVE ANALYSES OF THE IMPACT THAT REASONABLY LIKELY CHANGES IN ONE OR MORE OF THE VARIABLES (I.E. ACTUARIALLY METHOD AND/OR ASSUMPTIONS USED) WOULD HAVE ON REPORTED RESULTS, FINANCIAL POSITION AND LIQUIDITY.

            We do not calculate a range around our loss reserves, but we do use point estimates. Accordingly, we refer you to our response to paragraph 4.c below.

      c. IF YOU DO NOT CALCULATE A RANGE AROUND YOUR LOSS RESERVE, BUT INSTEAD USE POINT ESTIMATES PLEASE INCLUDE THE FOLLOWING
            DISCLOSURES:

            - DISCLOSE THE VARIOUS METHODS CONSIDERED AND THE METHOD THAT WAS SELECTED TO CALCULATE THE RESERVES. IF MULTIPLE POINT ESTIMATES ARE GENERATED, INCLUDE THE RANGE OF THESE POINT ESTIMATES. INCLUDE A DISCUSSION OF WHY THE METHOD SELECTED WAS MORE APPROPRIATE OVER THE OTHER METHODS.

            - DISCUSS HOW MANAGEMENT DETERMINED THE MOST APPROPRIATE POINT ESTIMATE AND WHY THE OTHER POINT ESTIMATES WERE NOT CHOSEN. ALSO CLARIFY WHETHER THE COMPANY ACTUALLY RECORDS TO THE POINT ESTIMATE OR IF NOT, HOW THAT ESTIMATE IS USED.

            - INCLUDE QUANTIFIED AND NARRATIVE DISCLOSURE OF THE IMPACT THAT REASONABLY LIKELY CHANGES IN ONE OR MORE OF THE VARIABLES (I.E. ACTUARIALLY METHOD AND/OR ASSUMPTIONS USED) WOULD HAVE ON REPORTED RESULTS, FINANCIAL POSITION AND LIQUIDITY.

            In response to the comment set forth in this paragraph 4.c, we have included additional disclosure in the excerpt from our 2004 10-K set forth in Exhibit B.

      d. BECAUSE IBNR RESERVE ESTIMATES ARE MORE IMPRECISE, PLEASE DISCLOSE THE AMOUNT OF IBNR SEPARATELY FROM CASE RESERVES FOR EACH LINE OF BUSINESS.

            In response to the comment set forth in this paragraph 4.d, we have included additional disclosure in the excerpt from our 2004 10-K set forth in Exhibit B.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNPAID LOSSES AND LAE, PAGES F-17

5. WE NOTE FROM YOUR DISCLOSURE THAT FAVORABLE DEVELOPMENT OCCURRED DUE TO CHANGES IN 2004 OF ESTIMATES OF PREMIUMS AND THE PATTERNS OF THEIR EARNINGS ACROSS CURRENT AND PRIOR ACCIDENT YEARS. PLEASE CLARIFY IN YOUR FILING HOW CHANGES IN PREMIUMS ESTIMATES IMPACTED THE DEVELOPMENT OF YOUR LOSS RESERVES.

            When previous estimates of earned premium are increased or decreased, the related provisions for losses and LAE previously recorded are also increased or decreased. This disclosure has been added to "Critical Accounting Policies -- Premiums" in Exhibit B.

                               *    *    *    *

If you have any questions regarding these responses or any further comments, please contact the undersigned at (441) 295-7195.

Very truly yours,

/s/ Joseph F. Fisher

Joseph F. Fisher
Executive Vice President
and Chief Financial Officer


Enclosures
Copy (w/encl) to Dana Hartz
                 Joseph Roesler
                 Jeffrey P. Riedler
                 Song Brandon
                 Suzanne Hayes

                                                                      APPENDIX I

                                  UNITED STATES
     (SEC LOGO)         SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
    DIVISION OF
CORPORATION FINANCE

      MAIL STOP 6010

                                                August 10, 2005

Mr. Joseph F. Fisher
Executive Vice President And Chief Financial Officer
Platinum Underwriters Holdings, Ltd.
The Belvedere Building
69 Pitts Bay Road
Pembroke, Bermuda Hm 08


RE:  PLATINUM UNDERWRITERS FINANCE INC.
     PLATINUM UNDERWRITERS HOLDINGS, LTD.
     REGISTRATION STATEMENT ON FORM S-4
     FILE NUMBER 333-126883

Dear Mr. Fisher:

      This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

      1. We will be monitoring the accounting disclosure in the Form 10-K for the period ended December 31, 2004 for Platinum Underwriters Holdings, Ltd. You will be receiving our accounting comments under separate cover. All comments will need to be fully resolved before we take final action on the registration statement.

Form S-4

      2. We refer you to your registration statement on Form S-1 (No.333-86906) that went effective on October 28, 2002. In that S-1, it appears you were offering unit securities which included an ownership interest in a senior note of Platinum Underwriters Finance, Inc. It is unclear to us why Platinum Underwriters Finance has not been filing periodic reports since the effectiveness of that Form S-1. Please provide us with an analysis as to how you determined Platinum Underwriters Finance was not required to file any periodic reports following the effectiveness of the Form S-1 referenced above.

General

      3. We note that you are registering the exchange notes in reliance on Staff's position set forth in Exxon Capital Holdings Corporation (May 13, l988), Morgan Stanley & Co. Incorporated (June 5, 1991), and Shearman & Sterling (July 2, 1993). Accordingly, with your next filing, please provide us with a supplemental letter stating you are registering the exchange offer in reliance on Staff's position contained in these no-action letters. Also include in the supplemental letter the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Financial Statements

      4. It appears your registration statement is lacking some of the information required by Rule 3l0(c)(4) of Regulation S-X. Please provide us with analysis as to how you have complied with Rule 310(c)(4) of Regulation S-X for this registration statement.

Signature Page

      5. Your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

      - should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      - the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please contact Song Brandon at (202) 551-3621, Suzanne Hayes, Legal Branch Chief at (202) 551-3675 or me at (202) 551-3710 with any questions.


                                        Sincerely,




                                        /s/ Suzanne Hayes
                                   for Jeffrey P. Riedler
                                        Assistant Director



cc:   Linda E. Ransom, Esq.
      Jonathan L. Freedman, Esq.
      Dewey Ballantine LLP
      1301 Avenue of the Americas
      New York, New York 10019

                                    EXHIBIT A

FINITE RISK


      The Finite Risk operating segment includes principally structured reinsurance contracts with ceding companies whose needs may not be met efficiently through traditional reinsurance products. The classes of risks underwritten through finite risk contracts are generally consistent with the classes covered by traditional products. Typically, the amount of losses we might pay is finite or capped. In return for this limit on losses, we often accept a cap on our potential profit margin specified in the treaty and return profits above this margin to the ceding company, and thus this type of coverage typically is less expensive for ceding companies. The finite risk contracts that we underwrite generally provide prospective protection, meaning coverage is provided for losses that are incurred after inception of the contract, as contrasted with retrospective coverage which covers losses that are incurred prior to inception of the contract. The three main categories of finite risk contracts that we underwrite are described below:



   - Finite quota share. Under finite quota share reinsurance contracts, the reinsurer agrees to indemnify a ceding company for a percentage of its losses up to an aggregate maximum or cap in return for a percentage of the ceding company's premium, less a ceding commission. The expected benefit to the ceding company provided by finite quota share reinsurance is a sharing of losses with the reinsurer and increased underwriting capacity of the ceding company. These contracts often provide broad protection and may cover multiple classes of a ceding company's business. Unlike a typical traditional quota share reinsurance agreement, these contracts often provide for profit commissions which take into account investment income for purposes of calculating the reinsurer's profit on business ceded. Unlike traditional quota share reinsurance agreements, finite quota share contracts are often written on a funds withheld basis, meaning the parties agree that funds that would normally be remitted to a reinsurer are withheld by the ceding company.



   - Multi-year excess-of-loss. These reinsurance contracts often complement ceding companies' traditional excess-of-loss reinsurance programs. This type of contract often carries an up-front premium plus additional premiums which are dependent on the magnitude of losses claimed by the ceding company under the contract. The expected benefit to the ceding company on multi-year excess-of-loss reinsurance is that the ceding company has the ability to negotiate specific terms and conditions that remain applicable over multiple years of coverage. These contracts may cover multiple classes of a ceding company's business and typically provide the benefit of reducing the impact of large losses on a ceding company's underwriting results. In general, these contracts are designed so that the ceding company funds the expected level of loss activity over the multi-year period. The reinsurer incorporates a profit margin to cover its costs and the risk that losses are worse than expected. The payment of premiums based on the magnitude of losses claimed is intended to benefit the ceding company by linking its own loss experience to the actual cost of reinsurance over time. The multiple year term and premium structure of multi-year excess-of-loss reinsurance contracts are not typically found in traditional reinsurance contracts.



   - Whole account aggregate stop loss. Aggregate stop loss reinsurance contracts provide broad protection against a wide range of contingencies that are difficult to address with traditional reinsurance, including inadequate pricing by a ceding company or higher frequency of claims than the ceding company expected. The reinsurer on a whole account aggregate stop loss contract agrees to indemnify a ceding company for aggregate losses in excess of a deductible specified in the contract. These contracts can be offered on a single or multi-year basis, and may provide catastrophic and attritional loss protection. The benefit of whole account aggregate stop loss contracts to ceding companies is that such contracts provide the broadest possible protection of a ceding company's underwriting results which is not generally available in the traditional reinsurance market. Unlike traditional reinsurance contracts, these contracts often contain sub-limits of coverage for losses on certain classes of business or exposures. These contracts are often written on a funds withheld basis. In addition, these contracts often include provisions for profit commissions which take into account investment income for purposes of calculating the reinsurer's profit on business ceded.

                                    EXHIBIT B

CRITICAL ACCOUNTING POLICIES

      It is important to understand the Company's accounting policies in order to understand its financial position and results of operations. Management considers certain of these policies to be critical to the presentation of the financial results since they require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the financial reporting date and throughout the relevant periods. Certain of the estimates and assumptions result from judgments that can be subjective and complex, and consequently actual results may differ from these estimates. The Company's most critical accounting policies involve written and unearned premium, unpaid losses and LAE, reinsurance, investments, income taxes and stock-based compensation.

   PREMIUMS

      Assumed reinsurance premiums are recognized as revenues when premiums become earned proportionately over the coverage period. Net premiums earned are recorded in the statement of income, net of the cost of retrocession. Net premiums written not yet recognized as revenue are recorded on the balance sheet as unearned premiums, gross of any ceded unearned premiums.


      Due to the nature of reinsurance, ceding companies routinely report and remit premiums subsequent to the contract coverage period. Consequently, reinsurance premiums written include amounts reported by the ceding companies, supplemented by estimates of premiums that are written but not reported ("WBNR"). In addition to estimating WBNR, the Company estimates the portion of premiums earned but not reported ("EBNR"). The Company also estimates the expenses associated with these premiums in the form of losses, LAE and commissions. When estimating premiums written and earned, each of our reinsurance subsidiaries segregates business into classes by type of coverage and type of contract (approximately 80 classes). Within each class, business is further segregated by the year in which the contract incepted ("underwriting year"), starting with 2002. Estimates of WBNR and EBNR are made for each class and underwriting year. We estimate premiums based on ceding company estimates and our own judgment after considering factors such as the ceding company's historical premium versus projected premium, the ceding company's history of providing accurate estimates, anticipated changes in the marketplace and the ceding company's competitive position therein, reported premiums to date and the anticipated impact of proposed underwriting changes. We evaluate the appropriateness of the premium estimates in light of the actual premiums reported by the ceding companies and any adjustments to these estimates are accounted for as changes in estimates and are reflected in results of operations in the period in which they are made. Adjustments to original premium estimates could be material due to the diversity of reporting practices of ceding companies and the inherent difficulty in estimating premium inflows, among other factors, and could significantly impact earnings in the period they are recorded. Due to the time lag inherent in the reporting of premiums by ceding companies, a significant portion of amounts included as premiums written and premiums earned represents estimated premiums and are not currently due based on the terms of the underlying contracts. When previous estimates of premiums earned are increased or decreased, the related provisions for losses and LAE and acquisition costs previously recorded are also increased or decreased.

      Certain of our reinsurance contracts include provisions that adjust premiums or acquisition expenses based upon the loss experience under the contracts. Reinstatement premiums and additional premiums are recognized in accordance with the provisions of assumed reinsurance contracts, based on loss experience under such contracts. Reinstatement premiums are the premiums charged for the restoration of the reinsurance limit of a reinsurance contract to its full amount, generally coinciding with the payment by the reinsurer of losses. These premiums relate to the future coverage obtained for the remainder of the initial policy term and are earned over the remaining policy term. Additional premiums are those premiums triggered by losses and not related to reinstatement of limits and are earned immediately. An allowance for uncollectible premiums is established for possible non-payment of such amounts due, as deemed necessary. At year-end 2004 no such allowance was made, based on our historical experience, the general profile of our ceding companies and our ability in most cases to contractually offset these premium receivables with losses and loss adjustment expenses or other amounts payable to the same parties.


   UNPAID LOSSES AND LAE

      The most significant judgment made by management in the preparation of financial statements is the estimation of unpaid losses and LAE, also referred to as "loss reserves." These liabilities are balance sheet estimates of future amounts required to pay losses and LAE for reinsured claims which have occurred at or before the balance sheet date. Every quarter, the Company's actuaries prepare estimates of the loss reserves based on established actuarial techniques. Because the ultimate amount of unpaid losses and LAE is uncertain, we believe that quantitative techniques to estimate these amounts are enhanced by professional and managerial judgment. Company management reviews these estimates and determines its best estimate of the liabilities to record in the Company's financial statements.


      Unpaid losses and LAE include estimates of the cost of claims that were reported but not yet paid ("case reserves") and the cost of claims that were incurred but not reported ("IBNR"). Case reserves are usually based upon claim reports received from ceding companies. The information we receive varies by ceding company and may include paid losses, estimated case reserves, and an estimated provision for IBNR reserves. Case reserves may be increased or reduced by the Company's claims personnel based on receipt of additional information, including information received from ceding companies. IBNR is based on actuarial methods including the loss ratio method, the Bornhuetter-Ferguson method and the chain ladder method. IBNR related to a specific event may be based on the Company's estimated exposure to an industry loss and may include the use of catastrophe modeling software.



      When estimating unpaid losses and LAE, each of our reinsurance subsidiaries segregates business into classes by type of coverage and type of contract (approximately 80 classes). Within each class the business is further segregated by the year in which the contract incepted ("underwriting year"), starting with 2002.



            The gross liabilities recorded on our balance sheet as of December 31, 2004 for unpaid losses and LAE were $1,380,955,000. The following table sets forth a breakdown between case reserves and IBNR by segment at December 31, 2004 ($ in thousands):

                                       Property                            Finite
                                      and Marine         Casualty            Risk              Total
                                      ----------        ----------        ----------        ----------
Case reserves                         $    9,221            87,993           132,240        $  229,454
IBNR                                     223,740           647,926           279,835         1,151,501
                                      ----------        ----------        ----------        ----------
   Total unpaid losses and LAE        $  232,961           735,919           412,075        $1,380,955
                                      ==========        ==========        ==========        ==========



      Generally, initial actuarial estimates of IBNR not related to a specific event are based on the loss ratio method applied to each underwriting year for each class of business. Actual paid losses and case reserves ("reported losses") are subtracted from expected ultimate losses to determine IBNR. The initial expected ultimate losses involve management judgment and are based on: (i) contract by contract expected loss ratios derived from the Company's pricing process, and (ii) historical loss ratios of the Company and St. Paul Re adjusted for rate changes and trends. These judgments will take into account management's view of past, current and future: (i) market conditions, (ii) changes in the business underwritten, (iii) changes in timing of the emergence of claims and
(iv) other factors that may influence expected ultimate losses.


      Over time, as a greater number of claims are reported, actuarial estimates of IBNR are based on the Bornhuetter-Ferguson and the chain ladder techniques. The Bornhuetter-Ferguson technique utilizes actual reported losses and expected patterns of reported losses, taking the initial expected ultimate losses into account to determine an estimate of expected ultimate losses. This technique is most appropriate when there are few reported claims and a relatively less stable pattern of reported losses. The chain ladder technique utilizes actual reported losses and expected patterns of reported losses to determine an estimate of expected ultimate losses that is independent of the initial expected ultimate losses. This technique is most appropriate when there are a large number of reported losses with significant statistical credibility and a relatively stable pattern of reported losses. Multiple point estimates using a variety of actuarial techniques are calculated for many, but not all, of our 80 classes of coverage for each underwriting year. We do not believe that these multiple point estimates are or should be considered a range. Our actuaries look at each class and determine the most appropriate point estimate based on the characteristics of the particular class and other relevant factors such as historical ultimate loss ratios, the presence of individual large losses, and known occurrences that have not yet resulted in reported losses. For some classes of business our actuaries believe that a review of individual contract information improves the loss reserve estimate. For example, individual contract review is particularly important for the Finite Risk segment and the Accident and Health class within the Casualty segment. Once the actuaries make their determinations of the most appropriate point estimate for each class, this information is aggregated and presented to executive management for review and approval. At December 31, 2004 the liability for unpaid losses and LAE that we recorded reflected the point estimates of IBNR prepared by our actuaries.



      Generally, North American casualty excess business has the longest pattern of reported losses and therefore the greatest uncertainty. IBNR for these classes at December 31, 2004 was $447 million which was 39% of the total IBNR for the Company at that date. As an example, an increase in the initial expected loss ratio of 5 percentage points would increase the IBNR for these classes by $24 million which is approximately 5%. As another example, if the estimated pattern of reported losses was accelerated by 5% the IBNR for these classes would decrease by $2 million which is less than 1%.

      The pattern of reported losses is determined utilizing actuarial analysis, including management's judgment, and is based on historical patterns of the recording of paid losses and case reserves to the Company, as well as industry patterns. Information that may cause historical patterns to differ from future patterns is considered and reflected in expected patterns as appropriate. For property and health coverages these patterns indicate that a substantial portion of the ultimate losses are reported within 2 to 3 years after the contract is effective. Casualty patterns can vary from 3 years to over 20 years depending on the type of business.

      While the Company commenced operations in 2002, the business written is sufficiently similar to the historical business of St. Paul Re that the Company uses the historical loss experience of this business to estimate its initial expected ultimate losses and its expected patterns of reported losses. These patterns can span more than a decade and, given its own limited history, the availability of the St. Paul Re data is a valuable asset to the Company.

      We do not establish liabilities until the occurrence of an event that may give rise to a loss. When an event of sufficient magnitude occurs, we may establish a specific IBNR reserve. Generally, this involves a catastrophe occurrence that affects many ceding companies. Ultimate losses and LAE are based on management's judgment that reflects estimates gathered from ceding companies, estimates of insurance industry losses gathered from public sources and estimates from catastrophe modeling software.

      Estimated amounts recoverable from retrocessionaires on unpaid losses and LAE are determined based on the Company's estimate of ultimate losses and LAE and the terms and conditions of its retrocessional contracts. These amounts are reflected as assets.


      Unpaid losses and LAE represent management's best estimates, at a given point in time, of the ultimate settlement and administration costs of claims incurred, and it is possible that the ultimate liability may materially differ from such estimates. Such estimates are not precise because, among other things, they are based on predictions of future developments and estimates of future trends in claim severity and frequency and other factors. Because of the degree of reliance that we necessarily place on ceding companies for claims reporting, the associated time lag, the low frequency/high severity nature of some of the business that we underwrite and the varying reserving practices among ceding companies, our reserve estimates are highly dependent on management judgment and are therefore uncertain.



      In property classes, there can be additional uncertainty in loss estimation related to large catastrophe events. With wind events, such as hurricanes, the damage assessment process may take more than a year. The cost of rebuilding is subject to increase due to supply shortages for construction materials and labor. In the case of earthquakes, the damage assessment process may take several years as buildings are discovered to have structural weaknesses not initially detected. The uncertainty inherent in loss estimation is particularly pronounced for casualty coverages, such as umbrella liability, general and product liability, professional liability, directors and officers liability and automobile liability, where information, such as required medical treatment and costs for bodily injury claims, only emerges over time. In the overall loss reserving process, provisions for economic inflation and changes in the social and legal environment are considered



      Loss reserve calculations for direct insurance business are not precise in that they deal with the inherent uncertainty of future developments. Primary insurers must estimate their own losses, often based on incomplete and changing information. Reserving for reinsurance business introduces further uncertainties compared with reserving for direct insurance business. The uncertainty in the reserving process for reinsurers is due, in part, to the time lags inherent in reporting from the original claimant to the primary insurer to the reinsurer. As predominantly a broker market reinsurer for both excess-of-loss and proportional contracts, we are subject to a potential additional time lag in the receipt of information as the primary insurer reports to the broker who in turn reports to us.



      Since we rely on information regarding paid losses, case reserves, and IBNR reserves provided by ceding companies in order to assist us in estimating our own liability for unpaid losses and LAE, we maintain certain procedures in order to help determine the completeness and accuracy of such information. Periodically, management assesses the reporting activities of these companies on the basis of qualitative and quantitative criteria. In addition to managing reported claims and conferring with ceding companies on claims matters, our claims personnel conduct periodic audits of specific claims and the overall claims procedures of our ceding companies at their offices. We rely on our ability to effectively monitor the claims handling and claims reserving practices of ceding companies in order to establish the proper reinsurance premium for reinsurance agreements and to establish proper loss reserves. Disputes with ceding companies have been rare and generally have been resolved through negotiation.


      Estimates of unpaid losses and LAE are periodically re-estimated and adjusted as new information becomes available. Any such adjustments are accounted for as changes in estimates and are reflected in results of operations in the period in which they are made.


      As of December 31, 2004, we did not have any significant back-log related to our processing of assumed reinsurance information.

                                                                       Exhibit A


(17) CONDENSED CONSOLIDATING FINANCIAL INFORMATION

      In November 2002, the Company issued Equity Security Units ("ESUs") consisting of a contract to purchase common shares of the Company in 2005 and an ownership interest in a senior note due 2007 issued by Platinum Finance, a U.S. based intermediate holding company and indirect wholly owned subsidiary of Platinum Holdings. The senior notes are fully and unconditionally guaranteed by Platinum Holdings on a senior unsecured basis and are pledged to collateralize the holders' obligations to acquire common shares in 2005.

      The payment of dividends from the Company's regulated reinsurance subsidiaries is limited by applicable laws and statutory requirements of the jurisdictions in which the subsidiaries operate, including Bermuda, the United States and the United Kingdom. Based on the regulatory restrictions of the applicable jurisdictions, the maximum amount available for payment of dividends or other distributions by the reinsurance subsidiary of Platinum Finance in 2005 without prior regulatory approval is $40,312,000. The maximum amount available for payment of dividends or other distributions by the reinsurance subsidiaries of Platinum Holdings in 2005, including the reinsurance subsidiary of Platinum Finance, without prior regulatory approval is estimated to be $139,620,000.

      The tables below present condensed consolidating financial information as of December 31, 2004 and 2003, for the years ended December 31, 2004 and 2003 and for the period from April 19, 2002 (date of inception) through December 31, 2002 of Platinum Holdings, Platinum Finance and the non-guarantor subsidiaries of Platinum Holdings ($ in thousands):


                                                                                   Non-
CONDENSED CONSOLIDATING BALANCE SHEET             Platinum        Platinum       guarantor       Consolidating
DECEMBER 31, 2004                                 Holdings        Finance       Subsidiaries      Adjustments      Consolidated
                                                 ----------      ----------     ------------     -------------     ------------
                 ASSETS
Investments:
  Fixed maturities available-for-sale, at fair
    value                                        $       --           3,740       2,153,789               --        $2,157,529
  Fixed maturity trading securities at fair
    value                                                --              --          82,673               --            82,673
  Other invested asset                                   --              --           6,769               --             6,769
                                                 ----------      ----------      ----------       ----------        ----------
      Total investments                                  --           3,740       2,243,231               --         2,246,971
Investment in subsidiaries                        1,135,434         414,105         470,776       (2,020,315)               --
Cash and cash equivalents                             1,945           8,204         199,748               --           209,897
Reinsurance assets                                       --              --       2,009,245       (1,090,219)          919,026
Other assets                                          1,648           1,502         142,951         (100,000)           46,101
                                                 ----------      ----------      ----------       ----------        ----------


      Total assets                               $1,139,027         427,551       5,065,951       (3,210,534)       $3,421,995
                                                 ==========      ==========      ==========       ==========        ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Reinsurance liabilities                        $       --              --       3,233,233       (1,133,358)       $2,099,875
  Debt obligations                                       --         137,500              --               --           137,500
  Other liabilities                                   6,024             928           1,525           43,140            51,617
                                                 ----------      ----------      ----------       ----------        ----------

      Total liabilities                               6,024         138,428       3,234,758       (1,090,218)        2,288,992
                                                 ----------      ----------      ----------       ----------        ----------
Shareholders' Equity:
  Preferred shares                                       --              --              --               --                --
  Common shares                                         430              --           1,250           (1,250)              430
  Additional paid-in capital                        911,851         147,238       1,417,032       (1,564,270)          911,851
  Accumulated other comprehensive income             12,252           3,309          17,068          (20,377)           12,252
  Retained earnings                                 208,470         138,576         395,843         (534,419)          208,470
                                                 ----------      ----------      ----------       ----------        ----------

      Total shareholders' equity                  1,133,003         289,123       1,831,193       (2,120,316)        1,133,003
                                                 ----------      ----------      ----------       ----------        ----------
      Total liabilities and shareholders'
        equity                                   $1,139,027         427,551       5,065,951       (3,210,534)       $3,421,995
                                                 ==========      ==========      ==========       ==========        ==========

                                                                                     Non-
CONDENSED CONSOLIDATING BALANCE SHEET               Platinum      Platinum        guarantor      Consolidating
DECEMBER 31, 2003                                   Holdings       Finance       Subsidiaries     Adjustments       Consolidated
                                                   ----------     ----------     ------------    -------------      ------------
                  ASSETS
Investments:
  Fixed maturities available-for-sale, at fair
    value                                          $       --          2,464       1,581,041               --        $1,583,505
  Fixed maturity trading securities at fair
    value                                                  --             --          94,633               --            94,633
  Other invested asset                                     --             --           6,910               --             6,910
                                                   ----------     ----------      ----------       ----------        ----------
      Total investments                                    --          2,464       1,682,584               --         1,685,048
Investment in subsidiaries                          1,069,521        363,038         414,511       (1,847,070)               --
Cash and cash equivalents                               3,413          9,917          92,131               --           105,461
Reinsurance assets                                         --             --       1,292,394         (649,355)          643,039
Income tax recoverable                                     --          3,757           5,603               --             9,360
Other assets                                            1,740          3,415         140,416         (102,907)           42,664
                                                   ----------     ----------      ----------       ----------        ----------

      Total assets                                 $1,074,674        382,591       3,627,639       (2,599,332)       $2,485,572
                                                   ==========     ==========      ==========       ==========        ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Reinsurance liabilities                          $       --             --       1,858,185         (627,052)       $1,231,133
  Debt obligations                                         --        137,500              --               --           137,500
  Other liabilities                                     7,471          1,029          66,745          (25,509)           49,736
                                                   ----------     ----------      ----------       ----------        ----------
      Total liabilities                                 7,471        138,529       1,924,930         (652,561)        1,418,369
                                                   ----------     ----------      ----------       ----------        ----------
Shareholders' Equity:
  Preferred shares                                         --             --              --               --                --
  Common shares                                           430             --              --               --               430
  Additional paid-in capital                          910,505        147,238       1,422,482       (1,569,720)          910,505
  Accumulated other comprehensive income               18,774          7,289          28,140          (35,429)           18,774
  Retained earnings                                   137,494         89,535         252,087         (341,622)          137,494
                                                   ----------     ----------      ----------       ----------        ----------
      Total shareholders' equity                    1,067,203        244,062       1,702,709       (1,946,771)        1,067,203
                                                   ----------     ----------      ----------       ----------        ----------
      Total liabilities and shareholders'
        equity                                     $1,074,674        382,591       3,627,639       (2,599,332)       $2,485,572
                                                   ==========     ==========      ==========       ==========        ==========

                                                                                   Non-
CONSOLIDATING STATEMENT OF INCOME                 Platinum       Platinum        guarantor      Consolidating
FOR THE YEAR ENDED DECEMBER 31, 2004              Holdings        Finance      Subsidiaries      Adjustments      Consolidated
                                                 -----------    -----------    ------------     -------------     ------------
Revenue:
  Net premiums earned                            $        --             --       1,447,935               --      $ 1,447,935
  Net investment income                                   53            164          84,315               --           84,532
  Net realized gains on investments                       --              6           1,949               --            1,955
  Other income                                         2,944             --              48              219            3,211
                                                 -----------    -----------     -----------      -----------      -----------
      Total revenue                                    2,997            170       1,534,247              219        1,537,633
                                                 -----------    -----------     -----------      -----------      -----------
  Expenses:
  Losses and loss adjustment expenses                     --             --       1,019,804               --        1,019,804
  Acquisition expenses                                    --             --         331,754           (3,933)         327,821
  Operating expenses                                  12,725            288          49,387            3,933           66,333
  Net foreign currency exchange gains                     (3)            --            (722)              --             (725)
  Interest expense                                       207          9,061              --               --            9,268
                                                 -----------    -----------     -----------      -----------      -----------
     Total expenses                                   12,929          9,349       1,400,223               --        1,422,501
                                                 -----------    -----------     -----------      -----------      -----------
      Income (loss) before income tax expense         (9,932)        (9,179)        134,024              219          115,132

  Income tax expense (benefit)                            --         (3,213)         33,562               --           30,349
                                                 -----------    -----------     -----------      -----------      -----------
      Net income (loss) before equity in
        earnings of subsidiaries                      (9,932)        (5,966)        100,462              219           84,783
  Equity in earnings of subsidiaries                  94,715         55,006          60,799         (210,520)              --
                                                 -----------    -----------     -----------      -----------      -----------

      Net income                                 $    84,783         49,040         161,261         (210,301)     $    84,783
                                                 ===========    ===========     ===========      ===========      ===========


                                                                                   Non-
CONSOLIDATING STATEMENT OF INCOME                  Platinum      Platinum        guarantor     Consolidating
FOR THE YEAR ENDED DECEMBER 31, 2003               Holdings       Finance      Subsidiaries     Adjustments     Consolidated
                                                  ----------     ----------    ------------    -------------    ------------
Revenue:
  Net premiums earned                             $       --             --       1,067,527             --       $1,067,527
  Net investment income                                   46            121          57,478             --           57,645
  Net realized gains on investments                       --             --           2,781             --            2,781
  Other income                                            --             --           3,343             --            3,343
                                                  ----------     ----------      ----------     ----------       ----------
      Total revenue                                       46            121       1,131,129             --        1,131,296
                                                  ----------     ----------      ----------     ----------       ----------
Expenses:
  Losses and loss adjustment expenses                     --             --         584,171             --          584,171
  Acquisition expenses                                    --             --         256,248         (5,022)         251,226
  Operating expenses                                  22,657            338          64,373          5,227           92,595
  Net foreign currency exchange losses                     4             --             110             --              114
  Interest expense                                       344          9,148              --             --            9,492
                                                  ----------     ----------      ----------     ----------       ----------
     Total expenses                                   23,005          9,486         904,902            205          937,598
                                                  ----------     ----------      ----------     ----------       ----------
      Income (loss) before income tax expense        (22,959)        (9,365)        226,227           (205)         193,698

Income tax expense (benefit)                              --         (3,278)         52,153             --           48,875
                                                  ----------     ----------      ----------     ----------       ----------
      Net income (loss) before equity in
        earnings of subsidiaries                     (22,959)        (6,087)        174,074           (205)         144,823

  Equity in earnings of subsidiaries                 167,782         86,576          92,374       (346,732)              --
                                                  ----------     ----------      ----------     ----------       ----------

     Net income                                   $  144,823         80,489         266,448       (346,937)      $  144,823
                                                  ==========     ==========      ==========     ==========       ==========

CONSOLIDATING STATEMENT OF INCOME                                             Non-
FOR THE PERIOD FROM APRIL 19, 2002 (DATE OF       Platinum    Platinum      guarantor      Consolidating
  INCEPTION) THROUGH DECEMBER 31, 2002            Holdings     Finance     Subsidiaries     Adjustments      Consolidated
                                                 ---------    ---------    ------------    -------------     ------------
Revenue:
  Net premiums earned                            $      --           --        107,098              --        $ 107,098
  Net investment income                                179           36          6,065          (1,069)           5,211
  Net realized gains on investments                     --           --             25              --               25
  Other income                                          --           --            167              --              167
                                                 ---------    ---------      ---------       ---------        ---------
      Total revenue                                    179           36        113,355          (1,069)         112,501
                                                 ---------    ---------      ---------       ---------        ---------
Expenses:
  Losses and loss adjustment expenses                   --           --         60,356              --           60,356
  Acquisition expenses                                  --           --         25,474              --           25,474
  Operating expenses                                 3,986          204         12,144              --           16,334
  Net foreign currency exchange gains                   --           --         (2,017)             --           (2,017)
  Interest expense                                      58        1,202          1,001          (1,000)           1,261
                                                 ---------    ---------      ---------       ---------        ---------
     Total expenses                                  4,044        1,406         96,958          (1,000)         101,408
                                                 ---------    ---------      ---------       ---------        ---------
      Income (loss) before income tax expense       (3,865)      (1,370)        16,397             (69)          11,093

Income tax expense (benefit)                            --         (480)         5,135              --            4,655
                                                 ---------    ---------      ---------       ---------        ---------
      Net income (loss) before equity in
        earnings of subsidiaries                    (3,865)        (890)        11,262             (69)           6,438
Equity in earnings of subsidiaries                  10,303        9,938          7,524         (27,765)              --
                                                 ---------    ---------      ---------       ---------        ---------

     Net income                                  $   6,438        9,048         18,786         (27,834)       $   6,438
                                                 =========    =========      =========       =========        =========


CONDENSED CONSOLIDATING STATEMENT OF CASH                                            Non-
  FLOWS                                            Platinum        Platinum        guarantor      Consolidating
FOR THE YEAR ENDED DECEMBER 31, 2004               Holdings        Finance        Subsidiaries     Adjustments       Consolidated
                                                 -----------     -----------      ------------    -------------      ------------
Net cash provided by (used in) operating
  activities                                     $    (8,400)           (436)         723,569               --       $   714,733
                                                 -----------     -----------      -----------      -----------       -----------

Investing Activities:
  Proceeds from sale of available-for-sale
    fixed maturities                                      --             998          497,947               --           498,945
  Proceeds from maturity or paydown of
    available-for-sale fixed maturities                   --             697          135,775               --           136,472
  Acquisition of available-for-sale fixed
    maturities                                            --          (2,972)      (1,227,923)              --        (1,230,895)
  Dividends from subsidiaries                         22,000              --               --          (22,000)               --
  Contributions to subsidiaries                         (250)             --               --              250                --
                                                 -----------     -----------      -----------      -----------       -----------
Net cash provided by (used in) investing
  activities                                          21,750          (1,277)        (594,201)         (21,750)         (595,478)
                                                 -----------     -----------      -----------      -----------       -----------

Financing Activities:
  Dividends paid to shareholders                     (13,807)             --          (22,000)          22,000           (13,807)
  Proceeds from exercise of share options              7,406              --               --               --             7,406
  Proceeds from issuance of common shares              1,567              --               --               --             1,567
  Purchase of common shares                           (9,985)             --               --               --            (9,985)
  Capital contribution from parent                        --              --              250             (250)               --
                                                 -----------     -----------      -----------      -----------       -----------
Net cash used in financing activities                (14,819)             --          (21,750)          21,750           (14,819)
                                                 -----------     -----------      -----------      -----------       -----------

Net increase (decrease) in cash and cash
  equivalents                                         (1,469)         (1,713)         107,618               --           104,436

Cash and cash equivalents at beginning of year         3,413           9,917           92,131               --           105,461
                                                 -----------     -----------      -----------      -----------       -----------

Cash and cash equivalents at end of year         $     1,944           8,204          199,749               --       $   209,897
                                                 ===========     ===========      ===========      ===========       ===========

CONDENSED CONSOLIDATING STATEMENT OF                                                  Non-
  CASH FLOWS                                        Platinum         Platinum       guarantor       Consolidating
FOR THE YEAR ENDED DECEMBER 31, 2003                Holdings         Finance       Subsidiaries      Adjustments      Consolidated
                                                  -----------      -----------     ------------     -------------     ------------
Net cash provided by (used in) operating
  activities                                      $   (21,103)          (7,571)        411,981                --      $   383,307
                                                  -----------      -----------     -----------       -----------      -----------
Investing Activities:
  Proceeds from sale of available-for-sale
    fixed maturities                                       --               --         393,245                --          393,245
  Proceeds from maturity or paydown of
    available-for-sale fixed maturities                    --            1,624         131,355                --          132,979
  Acquisition of available-for-sale fixed
    maturities                                             --           (4,152)     (1,061,925)               --       (1,066,077)
  Other invested asset acquired                                             --          (6,910)               --           (6,910)
  Dividends from subsidiaries                          33,150               --              --           (33,150)              --
                                                  -----------      -----------     -----------       -----------      -----------

Net cash provided by (used in) investing
  activities                                           33,150           (2,528)       (544,235)          (33,150)        (546,763)
                                                  -----------      -----------     -----------       -----------      -----------
Financing Activities:
  Dividends paid to shareholders                      (13,767)              --         (33,150)           33,150          (13,767)
  Proceeds from exercise of share options                 678               --              --                --              678
  Proceeds from issuance of common shares                 520               --              --                --              520
                                                  -----------      -----------     -----------       -----------      -----------
Net cash used in financing activities                 (12,569)              --         (33,150)           33,150          (12,569)
                                                  -----------      -----------     -----------       -----------      -----------
Net decrease in cash and cash equivalents                (522)         (10,099)       (165,404)               --         (176,025)

Cash and cash equivalents at beginning of year          3,935           20,016         257,535                --          281,486
                                                  -----------      -----------     -----------       -----------      -----------
Cash and cash equivalents at end of year          $     3,413            9,917          92,131                --      $   105,461
                                                  ===========      ===========     ===========       ===========      ===========




CONDENSED CONSOLIDATING STATEMENT OF
  CASH FLOWS                                                                          Non-
FOR THE PERIOD FROM APRIL 19, 2002 (DATE OF        Platinum         Platinum        guarantor        Consolidating
  INCEPTION) THROUGH DECEMBER 31, 2002             Holdings          Finance       Subsidiaries       Adjustments      Consolidated
                                                  -----------      -----------     ------------      -------------     ------------
Net cash provided by (used in) operating
  activities                                      $    (5,153)              16          286,530                --      $   281,393
                                                  -----------      -----------      -----------       -----------      -----------
Investing Activities:
  Proceeds from sale of available-for-sale
    fixed maturities                                       --               --          120,421                --          120,421
  Acquisition of available-for-sale fixed
    maturities                                             --               --       (1,157,416)                        (1,157,416)
  Contributions to subsidiaries                      (896,000)        (250,000)        (296,007)        1,442,007               --
                                                  -----------      -----------      -----------       -----------      -----------

Net cash used in investing activities                (896,000)        (250,000)      (1,333,002)        1,442,007       (1,036,995)
                                                  -----------      -----------      -----------       -----------      -----------
Financing Activities:
  Net proceeds from shares issued in initial
    capitalization                                        120               --               --                --              120
  Redemption of shares issued in initial
    capitalization                                       (120)              --               --                --             (120)
  Net proceeds from issuance of common shares         905,088               --               --                --          905,088
  Net proceeds from issuance of debt
    securities                                             --          132,000                                             132,000
  Capital contribution from parent                         --          138,000        1,304,007        (1,442,007)              --
                                                  -----------      -----------      -----------       -----------      -----------
Net cash provided by financing activities             905,088          270,000        1,304,007        (1,442,007)       1,037,088
                                                  -----------      -----------      -----------       -----------      -----------
Net increase in cash and cash equivalents               3,935           20,016          257,535                --          281,486

Cash and cash equivalents at beginning of
  period                                                   --               --               --                --               --
                                                  -----------      -----------      -----------       -----------      -----------
Cash and cash equivalents at end of period        $     3,935           20,016          257,535                --      $   281,486
                                                  ===========      ===========      ===========       ===========      ===========